

Mail Stop 4561

September 7, 2016

Dmitrii Iaroshenko
President
Bylog Group Corp.
84/1 Bilang, Hutan #402, Liaoning Province
Dalian City, District ZhongShan 116013, China

     Re: **Bylog Group Corp.**
                Amendment No. 2 to Registration Statement on Form S-1
                Filed August 19, 2016
                File No. 333-211808

Dear Mr. Iaroshenko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Where we refer to prior comments, we are referring to our letter dated July 28, 2016.

General

1.   We have reviewed your response to prior comment 1, and we are not persuaded by the facts presented to date that you are not a shell company. Please be advised that the definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. Accordingly, please disclose that you are, or may be deemed, a shell company and include appropriate risk factor disclosure addressing the risks associated with that status. Additionally, your response states that you have concluded agreements with customers, yet your disclosure on page 10 states that you "have not identified any customers." Please revise or advise.

2.   You indicate that you entered into two new service agreements with freelance web designers during June 2016. Please file these agreements as exhibits to your registration statement or tell us why you believe that they are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Please also briefly describe the services you provide pursuant to the agreements, given disclosure in your filing indicating that you have not yet established the web platform that is expected to be a central component of your business.

Government Regulation, page 25

3.   We note your revised disclosures in risk factors describing PRC restrictions applicable to information disseminated over the Internet. However, we reissue prior comment 3 in part, insofar as you do not appear to have expanded your disclosure here or in risk factors, to describe how PRC regulation of internet businesses impacts you, and in particular, as it relates to you as a foreign company in the internet industry seeking foreign investment. Please revise or advise.

You may contact David Edgar, Staff Accountant at (202) 551-3459, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services